Exhibit 5.1

LUCOSKY BROOKMAN LLP
June 2, 2020	101 Wood Avenue South 5th floor Woodbridge, NJ 08830 T - (732) 395-4400 F - (732) 395-4401
Quantum Computing Inc. 215 Depot Court SE, Suite 215 Leesburg, VA 20175	111 Broadway Suite 807 New York, NY 10006
T - (212) 332-8160 F - (212) 332-8161

www.lucbro.com

Re: Registration Statement on Form S-1 for Quantum Computing Inc., a Delaware corporation

Ladies and Gentlemen:

We have acted as counsel to Quantum Computing Inc., a Delaware corporation (the “Company”), in connection with the preparation and filing with the U.S. Securities and Exchange Commission of a Registration Statement on Form S-1 (the “Registration Statement”). The Company is filing the Registration Statement in connection with the offering from time to time, pursuant to Rule 415 promulgated under the Securities Act of 1933, as amended, by Oasis Capital, LLC (“Oasis”) of up to 9,516,666 shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), consisting of (i) 9,345,795 shares of the Company’s common stock issuable to Oasis pursuant to the terms of an Equity Purchase Agreement (the “Financing Agreement Shares”); and (ii) 170,871 shares of Common Stock previously issued to Oasis (the “Previously Issued Shares”).

The offering of the shares of Common Stock will be as set forth in the prospectus contained in the Registration Statement, as amended, and as supplemented from time to time.

In rendering these opinions, we have examined the Company’s Articles of Incorporation and Bylaws, both as amended and currently in effect, the Registration Statement, and the exhibits thereto, and such other records, instruments and documents as we have deemed advisable in order to render these opinions. In such examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photo static copies and the authenticity of the originals of such latter documents. In providing these opinions, we have further relied as to certain matters on information obtained from officers of the Company.

As a result of and subject to the foregoing, we are of the following opinion:

The Previously Issued Shares have been validly issued, are fully paid and are non-assessable.

Upon their issuance to Oasis pursuant to the terms and conditions of the Equity Purchase Agreement with Oasis, the Financing Agreement Shares will be validly issued, fully paid and non-assessable.

The foregoing opinion is qualified to the extent that the enforceability of any applicable agreement, document, or instrument discussed herein may be limited by or subject to bankruptcy, insolvency, fraudulent transfer or conveyance, reorganization, moratorium or other similar laws relating to or affecting creditors’ rights generally, and general equitable or public policy principles.

We have relied as to certain matters on information obtained from officers of the Company, and other sources believed by us to be responsible.

Our opinion letter is expressly limited to the matters set forth above, and we render no opinion, whether by implication or otherwise, as to any other matters relating to the Company, the shares of Common Stock or the agreements and instruments addressed herein, or in the Registration Statement. This opinion is based upon currently existing statutes, regulations, rules and judicial decisions, and we disclaim any obligation to advise you of any change in any of these sources of law or subsequent legal or factual developments which might affect any matters or opinions set forth herein.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to this firm under the caption “Legal Matters” in the Prospectus which is a part of the Registration Statement.

Very Truly Yours,

/s/ Lucosky Brookman LLP
Lucosky Brookman LLP